UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Secoo Holding Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

81367P101 [1]
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________

1 This CUSIP number applies to the Issuer’s ADSs, each representing 0.5 Class A ordinary shares of the Issuer.

CUSIP No.	81367P101
1.	Names of Reporting Persons IDG-Accel China Growth Fund III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,091,351 Class A ordinary shares (1)
	6.	Shared Voting Power 2,873,538 Class A ordinary shares (2)
	7.	Sole Dispositive Power 2,091,351 Class A ordinary shares (1)
	8.	Shared Dispositive Power 2,873,538 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the record owner of these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Growth Fund III Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China Growth Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P., and Quan Zhou and Chi Sing Ho are also controlling shareholders of IDG Technology Venture Investment IV, LLC, which is the general partner of IDG Technology Venture Investment IV, L.P. By virtue of such relationships, each of IDG-Accel China III Investors L.P., IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment IV, LLC may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China III Investors L.P. and IDG Technology Venture Investment IV, L.P. are the record owners of these shares. The reporting person and these entities have the same ultimate general partner or controlling persons. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

CUSIP No.	81367P101
1.	Names of Reporting Persons IDG-Accel China Growth Fund III Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,091,351 Class A ordinary shares (1)
	6.	Shared Voting Power 2,873,538 Class A ordinary shares (2)
	7.	Sole Dispositive Power 2,091,351 Class A ordinary shares (1)
	8.	Shared Dispositive Power 2,873,538 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) IDG-Accel China Growth Fund III L.P. is the record owner of these shares. By virtue of being the general partner of IDG-Accel China Growth Fund III L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China III Investors L.P. and IDG Technology Venture Investment IV, L.P. are the record owners of these shares. The reporting person and these entities have the same ultimate general partner or controlling persons. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

CUSIP No.	81367P101
1.	Names of Reporting Persons IDG-Accel China III Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 148,263 Class A ordinary shares (1)
	6.	Shared Voting Power 4,816,626 Class A ordinary shares (2)
	7.	Sole Dispositive Power 148,263 Class A ordinary shares (1)
	8.	Shared Dispositive Power 4,816,626 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the record owner of these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Growth Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China Growth Fund III Associates L.P., which is the general partner of IDG-Accel China Growth Fund III L.P., and Quan Zhou and Chi Sing Ho are also controlling shareholders of IDG Technology Venture Investment IV, LLC, which is the general partner of IDG Technology Venture Investment IV, L.P. By virtue of such relationships, each of IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China Growth Fund III L.P., IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment IV, LLC may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China Growth Fund III L.P. and IDG Technology Venture Investment IV, L.P. are the record owners of these shares. The reporting person and these entities have the same ultimate general partner or controlling persons. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

CUSIP No.	81367P101
1.	Names of Reporting Persons IDG-Accel China Growth Fund GP III Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,239,614 Class A ordinary shares (1)
	6.	Shared Voting Power 2,725,275 Class A ordinary shares (2)
	7.	Sole Dispositive Power 2,239,614 Class A ordinary shares (1)
	8.	Shared Dispositive Power 2,725,275 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (3)
12.	Type of Reporting Person (See Instructions) CO

(1) IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the record owners of these shares. The reporting person is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., which is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Technology Venture Investment IV, L.P. is the record owner of these shares. The two directors of the reporting person are also the controlling persons of IDG Technology Venture Investment IV, LLC, which is the general partner of IDG Technology Venture Investment IV, L.P. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

CUSIP No.	81367P101
1.	Names of Reporting Persons IDG Technology Venture Investment IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,725,275 Class A ordinary shares (1)
	6.	Shared Voting Power 2,239,614 Class A ordinary shares (2)
	7.	Sole Dispositive Power 2,725,275 Class A ordinary shares (1)
	8.	Shared Dispositive Power 2,239,614 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the record owner of these shares. By virtue of being the general partner of the report person, IDG Technology Venture Investment IV, LLC may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the controlling persons of IDG Technology Venture Investment IV, LLC, Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. Quan Zhou and Chi Sing Ho are also shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., which is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., which in turn is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, each of IDG-Accel China Growth Fund GP III Associates Ltd., IDG-Accel China III Investors L.P., IDG Accel China Growth Fund III Associates L.P. and IDG-Accel China Growth Fund III L.P. may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the record owners of these shares. The reporting person and these entities have the same ultimate controlling persons. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

CUSIP No.	81367P101
1.	Names of Reporting Persons IDG Technology Venture Investment IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,725,275 Class A ordinary shares (1)
	6.	Shared Voting Power 2,239,614 Class A ordinary shares (2)
	7.	Sole Dispositive Power 2,725,275 Class A ordinary shares (1)
	8.	Shared Dispositive Power 2,239,614 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (3)
12.	Type of Reporting Person (See Instructions) CO

(1) IDG Technology Venture Investment IV, L.P. is the record owner of these shares. By virtue of being the general partner of IDG Technology Venture Investment IV, L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the record owners of these shares. The reporting person and these entities have the same ultimate controlling shareholders. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

CUSIP No.	81367P101
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0 Class A ordinary shares
	6.	Shared Voting Power 4,964,889 Class A ordinary shares (1)
	7.	Sole Dispositive Power 0 Class A ordinary shares
	8.	Shared Dispositive Power 4,964,889 Class A ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 2,091,351 Class A ordinary shares of which the record owner is IDG-Accel China Growth Fund III L.P., L.P., 148,263 Class A ordinary shares of which the record owner is IDG-Accel China III Investors L.P., 2,725,275 Class A ordinary shares of which the record owner is IDG Technology Venture Investment IV, L.P. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., of which the general partner is IDG-Accel China Growth Fund GP III Associates Ltd., of which the reporting person and Chi Sing Ho are shareholders and the two directors. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC, of which the reporting person and Chi Sing Ho are controlling persons. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

CUSIP No.	81367P101
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0 Class A ordinary shares
	6.	Shared Voting Power 4,964,889 Class A ordinary shares (1)
	7.	Sole Dispositive Power 0 Class A ordinary shares
	8.	Shared Dispositive Power 4,964,889 Class A ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,889 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 2,091,351 Class A ordinary shares of which the record owner is IDG-Accel China Growth Fund III L.P., L.P., 148,263 Class A ordinary shares of which the record owner is IDG-Accel China III Investors L.P., 2,725,275 Class A ordinary shares of which the record owner is IDG Technology Venture Investment IV, L.P. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., of which the general partner is IDG-Accel China Growth Fund GP III Associates Ltd., of which the reporting person and Quan Zhou are shareholders and the two directors. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC, of which the reporting person and Quan Zhou are controlling persons. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Calculated based on 25,639,653 Class A ordinary shares issued and outstanding as of September 30, 2017, as disclosed by the Issuer in its earnings release for the third quarter of 2017, which was reported on the Issuer’s current report on Form 6-K furnished on November 17, 2017.

Item 1(a).  Name of Issuer

Secoo Holding Limited

Item 1(b).  Address of Issuer’s Principal Executive Offices

15/F, Building C

Galaxy SOHO, Chaonei Street

Dongcheng District, Beijing

The People’s Republic of China

Item 2(a).  Name of Persons Filing

1.	IDG-Accel China Growth Fund III L.P.
2.	IDG-Accel China Growth Fund III Associates L.P.
3.	IDG-Accel China III Investors L.P.
4.	IDG-Accel China Growth Fund GP III Associates Ltd.
5.	IDG Technology Venture Investment IV, L.P.
6.	IDG Technology Venture Investment IV, LLC
7.	Quan Zhou
8.	Chi Sing Ho

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG Capital Management (HK) Limited.

Unit 5505, The Center

99 Queen’s Road Central

Hong Kong

Item 2(c).  Citizenship

Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. Each of IDG-Accel China Growth Fund III L.P., IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund GP III Associates Ltd. is organized under the laws of the Cayman Islands. Each of IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment IV, LLC is organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities

Class A ordinary shares, par value US$0.001 per share.

Item 2(e).  CUSIP Number

81367P101 (ADSs)

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8.  Identification and Classification of Members of the Group.

N/A.

Item 9.  Notice of Dissolution of Group.

N/A.

Item 10.  Certifications.

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

IDG-Accel China Growth Fund III L.P.

By: IDG-Accel China Growth Fund III Associates L.P.,

its General Partner

By: IDG-Accel China Growth Fund GP III Associates Ltd.,

General Partner of IDG-Accel China Growth Fund III Associates L.P.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China III Investors L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG Technology Venture Investment IV, L.P. By: IDG Technology Venture Investment IV, LLC, its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Growth Fund III Associates L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Growth Fund GP III Associates Ltd.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG Technology Venture Investment IV, LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

QUAN ZHOU

/s/ Quan ZHOU

CHI SING HO

/s/ Chi Sing Ho